Exhibit 99.1

China Customer Relations Centers, Inc. Announces Receipt of NASDAQ Notice of Deficiency

TAI'AN, China, Feb. 21, 2018 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced that on February 20, 2018 (the “Notification Date”), the Company received a notification letter from the Listing Qualifications Department of The NASDAQ Stock Market, Inc. (“NASDAQ”) indicating that the Company no longer meets the Nasdaq Capital Market’s continued listing requirement of minimum of 300 public holders, as set forth in NASDAQ Listing Rule 5550(a)(3).

The NASDAQ notification letter does not result in the immediate delisting of the Company’s common shares. The Company has 45 calendar days to submit a plan to NASDAQ to regain compliance. If the plan is accepted by NASDAQ, the Company has a compliance period of up to180 calendar days from the Notification Date to evidence compliance. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The NASDAQ Capital Market.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

•	customer relationship management;

•	technical support;

•	sales;

•	customer retention;

•	marketing surveys; and

•	research.

The Company's service is currently delivered from call centers located at over 20 cities across 12 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai and Sichuan. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its ability to regain compliance with the requirements of the Nasdaq Capital Market are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692